FORM 51-102F3

MATERIAL CHANGE REPORT

Item 1.	Name and Address of Issuer

CARDERO RESOURCE CORP. (the “Issuer”)
Suite 2300, 1177 West Hastings Street
Vancouver, B.C.
V6E 2K3

Item 2.	Date of Material Change

July 1, 2013

Item 3.	News Release

The date of the press release issued pursuant to section 7.1 of National Instrument 51-102 with respect to the material change disclosed in this report is July 1, 2013. The press release was issued in Vancouver, British Columbia through the facilities of the Toronto Stock Exchange via Marketwire.

Item 4.	Summary of Material Change

The Issuer reports that they have received a letter of deficiency from the NYSE-MKT.

Item 5.	Full Description of Material Change

The Issuer reports that it has received a deficiency letter from the NYSE-MKT LLC (“NYSE-MKT” or the “Exchange”). This letter states that the Issuer is not in compliance with certain of the NYSE-MKT continued listing standards as set out in Part 10 of the NYSE-MKT Issuer Guide (“Issuer Guide”) and has become subject to the procedures and requirements of Section 1009 of the Issuer Guide.

Specifically, the Exchange has determined that the Issuer is not in compliance with Section 1003(a)(iv) of the Issuer Guide in that it has sustained losses which are so substantial in relation to its overall operations or its existing financial resources, or its financial condition has become so impaired that it appears questionable, in the opinion of the Exchange, as to whether the Issuer will be able to continue operations and/or meet its obligations as they mature.

In order to maintain its Exchange listing, the Exchange requires that the Issuer provide a plan (“Plan”) to the Exchange addressing how it intends to regain compliance with Section 1003(a)(iv) of the Issuer Guide by August 9, 2013, including specific milestones, details related to any strategic initiatives the Issuer plans to complete, and quarterly financial projections including income statements, balance sheets and statements of cash flows, in a format similar to financials contained in U.S. Securities and Exchange Commission (“SEC”) filings. The Plan must also include sufficient information for the Exchange to assess the Issuer’s current compliance with Sections 1002(c) and 1003(c)(i) of the Issuer Guide, which require that a listed issuer continue to be an operating Issuer. The Exchange’s staff has advised the Issuer that the Plan must be submitted to the Exchange by July 12, 2013.

The letter states that if the Issuer submits a Plan, the Exchange will evaluate the Plan and make a determination as to whether the Issuer has made a reasonable demonstration of an ability to regain compliance with the continued listing standards within the specified timeframe, in which case the Plan will be accepted. If the Plan is accepted, the Issuer may be able to continue its listing during the Plan period, during which time it will be subject to periodic reviews by the Exchange to determine whether it is making progress consistent with the Plan. If the Issuer does not submit a Plan, if the Plan is not accepted or if the Plan is accepted but the Issuer does not make progress consistent with the Plan within the Plan period, the Issuer will be subject to delisting proceedings.

The letter also states that, pursuant Section 1003(f)(v) of the Issuer Guide, the Exchange’s staff is concerned that, as a result of its low selling price, the Issuer’s common shares may not be suitable for auction market trading. The Issuer is required to remedy the low selling price not later than December 26, 2013.

The Issuer intends to submit a Plan to the Exchange and to seek continued listing on the Exchange.

Cautionary Note Regarding Forward-Looking Statements

This material change report contains forward-looking statements and forward-looking information (collectively, "forward-looking statements") within the meaning of applicable Canadian and U.S. securities legislation. All statements, other than statements of historical fact, included herein including, without limitation, statements regarding the Issuer’s intention to submit a compliance Plan to the NYSE-MKT and to seek continued listing on the NYSE-MKT, the NYSE-MKT’s procedures in response to any proposed Plan, and the potential continued listing or delisting of the Issuer’s common shares on the NYSE-MKT, are forward-looking statements. Although the Issuer believes that such statements are reasonable, it can give no assurance that such expectations will prove to be correct. Forward-looking statements are typically identified by words such as: believe, expect, anticipate, intend, estimate, postulate and similar expressions, or are those, which, by their nature, refer to future events. The Issuer cautions investors that any forward- looking statements by the Issuer are not guarantees of future results or performance, and that actual results may differ materially from those in forward looking statements as a result of various factors, including, but not limited to, current, fluctuating or adverse market conditions with respect to minerals, coal and related securities, discretion granted to the Exchange in the Issuer Guide, the uncertainty of obtaining additional financing as and when needed, actions of other applicable regulators and stock exchanges, actions of existing lenders and other persons with which the Issuer does business, and other risks and uncertainties disclosed in the Issuer's 2012 Annual Information Form filed with certain securities commissions in Canada and the Issuer's annual report on Form 20-F filed with the SEC, and other information released by the Issuer and filed with the appropriate regulatory agencies. The Issuer's Canadian public disclosure filings may be accessed via www.sedar.com and its United States public disclosure filings may be accessed via www.sec.gov, and readers are urged to review these materials, including the technical reports filed with respect to the Issuer's mineral properties.

Item 6.	Reliance on subsection 7.1(2) or (3) of National Instrument 51-102

Not applicable

Item 7.	Omitted Information

No information has been omitted on the basis that it is confidential.

Item 8.	Senior Officer

The following senior officer of the Issuer is knowledgeable about the material change disclosed in this report.

Henk van Alphen, President & CEO
Business Telephone No.: (604) 408-7488

Item 9.	Date of Report

July 3, 2013